March 26, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Susan Block, Attorney-Advisor Joshua Ravitz, Attorney-Advisor Division of Corporation Finance

Re:	OSI Restaurant Partners, Inc. Schedule 13E-3 Amendment No. 1 Filed February 28, 2007 File No. 005-41973 Preliminary Schedule 14A Filed February 28, 2007 File No. 001-15935
Dear Ms. Block and Mr. Ravitz:
As special counsel to the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 22, 2007 addressed to Joseph J. Kadow with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Schedule 14A (the “Proxy Statement”). Our response to the comments is being provided on behalf of the Company and the “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons.

Securities and Exchange Commission
March 26, 2007

In connection with this response to the Staff’s comments, on behalf of the filing persons, we are filing Amendment No. 2 to the
Schedule 13E-3, originally filed January 17, 2007 (“Amendment No. 2”), which includes a revised version of the preliminary proxy statement relating to the special meeting of stockholders of the Company to be held to consider the proposed acquisition of the Company by Kangaroo Holdings, Inc. (“Kangaroo Holdings”). Kangaroo Holdings is controlled by an investor group comprised of investment funds associated with the private equity firms Bain Capital Partners, LLC and investment funds affiliated with Catterton Management Company, LLC.
To facilitate the Staff’s review, this letter includes each of the Staff’s comments in italics followed by a response. Please note that, as appropriate, the Company has included changes to the Schedule 13E-3, and page references are to the enclosed marked copy of Amendment No. 2 which includes the revised version of the preliminary proxy statement. Terms not otherwise defined shall have the meaning ascribed to them in the Schedule 13E-3.
We are sending to your attention three courtesy copies of this letter and Amendment No. 2, marked to show changes against Schedule 13E-3 filed with the Commission on February 28, 2007.

Securities and Exchange Commission
March 26, 2007

Amended Schedule 13E-3
General
1.	We note your response to prior comments 1, 2 and 3. Note that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus can effectively be on both sides of the transaction. We note, among other things, that members of senior management will hold significant equity holdings, executive positions, and board seats in Parent, that some of your executive officers will receive improved employment agreements upon the closing of the merger, that some of your directors will have corporate governance rights as to the Parent, and that certain statements were made by Mr. Sullivan, Mr. Allen, and Mr. Kadow to members of the Special Committee, as referenced in the paragraph beginning at the bottom of page 31, which render the acquisition entities and each fund an affiliate of the seller. Finally, we note that “control” for the purposes of determining affiliation requires only the ability to influence, such as by virtue of board membership, equity ownership, etc. In this regard, we are focused on, among other things, the senior management’s positions with the surviving entity and its parent after this transaction, not on their ability, individually or in the aggregate, to control the acquisition vehicles before this transaction. As control persons, we believe each person named in our prior comment should be identified as a filing person on the Schedule 13E-3.

In response to the Staff’s comment, additional disclosure on pages 2, 4, 6, 7 and 13 of the Schedule 13E-3 has been provided.
Revised Preliminary Schedule 14A
Summary Term Sheet, page 1
General
2.	We note your revised disclosure in response to comment 11 from our letter of February 20, 2007, but we reissue the last part of the comment asking you to revise here and throughout the document to specifically state that the determination of fairness by each filing person addresses both substantive and procedural fairness

In response to the Staff’s comment, additional disclosure on pages 2, 3, 32, 34, 36, 37, 38, 39 and 40 of the Proxy Statement has been provided.
Interests of OSI’s Directors and Executive Officers in the Merger, page 4
3.	Please disclose here that Messrs. Sullivan, Basham, and Allen are expected to be on the board of directors of Kangaroo Holdings, per the explanation you provided to us in response to comment 1 from our letter of February 20, 2007.

Securities and Exchange Commission
March 26, 2007

In response to the Staff’s comment, additional disclosure on page 5 of the Proxy Statement has been provided.

4.	We note the explanation you provided us in response to comment 14 from our letter of February 20, 2007. Please disclose in the body of the filing the information you provided us in the second paragraph of your response. In addition, if true, indicate that this is what you are referring to when you reference “certain other members of our management who may acquire equity interests in Parent” on page 55 and “additional members of management who are expected to exchange restricted or unrestricted stock for shares of common stock of Parent” on page 56.

In response to the Staff’s comment, additional disclosure on pages 4 and 57 of the Proxy Statement has been provided.
Financing, page 5
5.	Please briefly explain here what “the real estate financing” is. In addition, either here or under Real Estate Financings on page 60, please explain what real estate is expected to be sold, or the nature of any other transaction that will provide the expected proceeds, such that you will receive proceeds to be used as part of the real estate financing.

In response to the Staff’s comment, additional disclosure on pages 5 and 6 of the Proxy Statement has been provided.
Q: Will members of OSI’s management or board of directors...?, page 12
6.	You indicate that OSI Investors have been given the opportunity to purchase shares of the Parent common stock “at the same price per share as the Bain Capital Funds and the Catterton Partners Funds.” Please clarify if this is the same or different than the options referenced in your response to comment 25 from our letter of February 20, 2007 and described under the Management Equity Incentive Plan referenced on page 64. In addition, please indicate what price per share Bain Capital Funds and the Catterton Partners Funds are purchasing shares in the Parent, or advise.

In response to the Staff’s comments regarding options, additional disclosure on page 13 of the Proxy Statement has been provided.

For the information of the Staff, in the additional disclosure we have included the aggregate purchase price to be paid by the sponsors for their equity in Kangaroo Holdings and believe this is the information relevant to OSI stockholders, in addition to the fact that the OSI Founders and members of management who are expected to acquire Parent common stock at the closing will pay the same effective price per share as the sponsors. Further, we are advising the Staff that the sponsors have not finalized the specific number of shares each equity owner of Parent will receive at the closing in exchange for the aggregate subscription price to be paid by each of them, and thus, cannot at this time specify a specific price per share.

Securities and Exchange Commission
March 26, 2007

Special Factors, page 22
7.	We note your response to comment 27 from our letter of February 20, 2007, but we reissue it. Pursuant to Rule 13e-3(e)(3)(i), please move the Special Factors section so that it immediately follows the Summary section.

In response to the Staff’s comment, the Special Factors section now follows the Introduction section.
Background of the Merger, page 22
8.	We note your response and revised disclosure in response to comment 28 from our letter of February 20, 2007. Your revised disclosure seems to address why the filing persons have chosen to undertake the transaction at this point, but does not appear to address why now versus other times in your operating history. Please revise. Refer to Item 1013(c) of Regulation M-A. Consider also Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

In response to the Staff’s comment, additional disclosure on pages 32 and 37 of the Proxy Statement has been provided.

9.	We note the additional disclosure you have provided on pages 26, 27, and 28 in response to comment 31 from our letter of February 20, 2006, but we reissue it. Please describe the presentations in more detail: for example, what other analyses were conducted by Wachovia and what valuations were obtained. Also, please describe why the valuation range resulting from Wachovia’s discounted cash flow analysis changed on October 9, 2007 compared to the two earlier analyses that they provide. If it changed due to changes or updates in management financial forecasts, as described on pages 8 and 9 of Exhibit (c)(7) of Schedule 13E-3, then describe these changes or updates and explain why management made these changes or updates.

In response to the Staff’s comment, additional disclosure on pages 20, 22, 23, 24, 25 and 30 of the Proxy Statement has been provided.

10.	We note your response to comment 32 from our letter of February 20, 2007, but we reissue it. For each alternative considered, please indicate why it was rejected.

For example:
•	You state in the second full bullet point on page 36 that the board and special committee believed that the $40 merger consideration “would result in greater value to OSI’s stockholders than either pursuing management’s current business plan or undertaking a Leveraged Recapitalization.” Did the board and special committee reach the same conclusion regarding other alternatives considered, including separating or monetizing individual or multiple concepts, and monetizing OSI’s real estate assets? On what basis did the board and special committee reach these conclusions? For example, did your financial advisors compare the merger to other alternatives?

Securities and Exchange Commission
March 26, 2007

•	You state in the third full bullet point on page 36 that the accounting issues identified by your management increased the “level of execution risk” and decreased the “likelihood of successful completion” of any of the alternatives to merger. On what basis did the board and special committee reach this conclusion? For example, was this the view of your financial advisors? For how long was the effect of the accounting issues expected to last?
Your revised disclosure needs to include the alternatives considered by all filing persons, and not just the board and special committee.

In response to the Staff’s comment, additional disclosure on pages 18, 19, 20, 21, 30, 33 and 38 of the Proxy Statement has been provided. We have been advised by the filing persons that the revised disclosure includes the alternatives considered by all filing persons, and not just the board and special committee.
Fairness of the Merger, page 35
11.	We note the additional disclosure you have provided on page 37 in response to comment 34 from our letter of February 20, 2007, but we reissue it, in part. Please provide any compensation received by Wachovia Securities as part of any material relationship during the last two years. We again refer you to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, additional disclosure on pages 49 and 50 of the Proxy Statement has been provided.

12.	Please revise your disclosure to make it clear that the $164.5 million in debt outstanding to Wachovia is inclusive of the $24.5 million off-balance sheet guarantee by Wachovia and that the remainder of the $199.5 million credit exposure remains unfunded, as is indicated in the fairness opinion of Wachovia on page B-2. In addition, please direct us to any discussion of either the off-balance sheet arrangement or guarantees surrounding this arrangement in your financial statements, and to any separately-captioned section on off-balance sheet arrangements in your Management’s Discussion and Analysis. Refer to Item 303(a)(4) of Regulation S-K.

In response to the Staff’s comment, additional disclosure on page 34 of the Proxy Statement has been provided. The $24.5 million off-balance sheet guarantee is included in the $199.5 million of Wachovia Securities’ credit exposure. Additionally, the $24.5 million guarantee was disclosed in both our Management’s Discussion and Analysis and in footnotes in the latest Annual Report filed on Form 10-K.

13.	We note that as of October 2006 Wachovia had $30.6 million in committed loans and guarantees of executives and board members of which $25.6 million was currently outstanding. Please describe the material terms of these loans or guarantees, including when they were made, who they were made with, the applicable interest rate(s), their purposes, and any fees earned by Wachovia as a result.

In response to the Staff’s comment, additional disclosure on pages 34 and 35 of the Proxy Statement has been provided.

Securities and Exchange Commission
March 26, 2007

14.	We note the revisions you have made in response to comment 46, but we reissue it, in part. You state at the top of page 34 that the board’s decision to recommend the merger was based in part on the recommendation of the special committee. Please clarify whether the board expressly adopted the special committee’s analysis and opinion.

In response to the Staff’s comment, additional disclosure on page 31 of the Proxy Statement has been provided.
Position of the OSI Investors Regarding Fairness of the Merger, page 39
15.	You indicate in the fourth paragraph that Wachovia and Piper Jaffray made a determination as to “the fairness of the transaction to unaffiliated OSI stockholders.” However, elsewhere in the prospectus you indicate that Wachovia and Piper Jaffray opined as to fairness to OSI shareholders other than OSI Investors. Please revise to eliminate this inconsistency.

In response to the Staff’s comment, additional disclosure on page 37 of the Proxy Statement has been provided.

16.	We note the additional disclosure you have provided in response to comment 50 from our letter of February 20, 2007, but we reissue it, in part. You indicate in the fourth full bullet point on page 40 that the opinion of the special committee was a material factor in the fairness determination of OSI Investors. Please clarify whether the OSI Investors expressly adopted the special committee’s analysis and opinion.

In response to the Staff’s comment, additional disclosure on page 37 of the Proxy Statement has been provided.

17.	We note your explanation in response to comment 51 from our letter of February 20, 2007. Please include this explanation in the body of your filing.

In response to the Staff’s comment, additional disclosure on pages 36 and 39 of the Proxy Statement has been provided.
Comparable Companies Analysis, page 44
18.	We reissue comment 58 from our letter of February 20, 2007. Note that the information previously requested must be included in the proxy statement delivered to the security holders. A reference to an exhibit to Schedule 13E-3 is insufficient. Please delete the references and revise to provide the disclosure requested.

In response to the Staff’s comment, additional disclosure on pages 44, 45, 46, 47, 48, 52, 53 and 55 of the Proxy Statement has been provided. In response to the Staff’s comments, we have also removed references to the exhibit to the Schedule 13E-3 in the Leveraged Buyout and Present Value of Future Stock Price paragraphs on pages 48 and 47 as the filing persons believe that the existing descriptions adequately describe the material aspects of Wachovia Securities’ analyses and therefore these references to the exhibits are redundant.

Securities and Exchange Commission
March 26, 2007

19.	Please explain to us the reason for deleting the language cited in comment 59 from our letter of February 20, 2007.

We advise the Staff that the original comment 59 asked for an explanation of how Wachovia Securities used “projections and estimates provided by OSI’s management.” In the February 28th revised filing, the language at issue was deleted and the first sentence of the “Comparable Companies Analysis” was revised to include an explanation of how the projections were used by Wachovia Securities in connection with this analysis.
Discounted Cash Flow Analysis, page 45
20.	We note that you have added on page 53 a cross-reference to the financial forecasts provided by management, in response to comment 59 from our letter of February 20, 2007. Please add a similar cross-reference here, since management financial forecasts were utilized in this analysis, as well.

In response to the Staff’s comment, a cross-reference has been provided on page 45 of the Proxy Statement.
Miscellaneous, page 54
21.	We note your explanation in response to comment 64 from our letter of February 20, 2007, but we reissue the comment. Please include a quantification of fees paid to the financial advisors by Bain in the last two years. In addition, you indicate in your response letter that all fees received by Wachovia and Piper Jaffray from Bain Capital were “customary fees.” However, you have removed such language on page 55 regarding the fees that Piper Jaffray received and no such language appears on page 48 regarding the fees that Wachovia received. Revise accordingly or advise.

In response to the Staff’s comment, additional disclosure on pages 49 and 57 of the Proxy Statement has been provided.
Consideration to be Received by Directors and Executive Officers, page 66
22.	Please revise the chart here to include reference, at least by footnote, to any options OSI Investors will receive in the Parent, as referenced in your response to comment 25 from our letter of February 20, 2007 and described under the Management Equity Incentive Plan referenced on page 64. In an appropriate place in the filing, please describe material terms of the options, including the purchase price.

In response to the Staff’s comment, additional disclosure on page 68 of the Proxy Statement has been provided.

Securities and Exchange Commission
March 26, 2007

Selected Financial Data, page 105
23.	Please update your disclosure here and in the section “Financial Statements” to include the information for the year ended December 31, 2006.
In response to the Staff’s comment, the disclosure within the Proxy Statement with regard to financial data has been updated.
Financial Forecast, page 218
24.	We note the explanation you provided in response to comment 75 from our letter of February 20, 2007. Please include in the Background of the Merger section the information in the first paragraph of your explanation. In addition, describe what the board concluded, if anything, about the accuracy and completeness of the financial forecasts from management that it discussed on August 14, 2006.

In response to the Staff’s comment, additional disclosure on page 21 of the Proxy Statement has been provided.

25.	We reissue comment 76 from our letter of February 20, 2007. Please include the previously requested information in this section.

In response to the Staff’s comment, additional disclosure on pages 45, 46, 47, 52, and 55 of the Proxy Statement has been provided.

26.	Refer to the preceding comment 9. Please disclose all earlier versions of financial forecasts.

In response to the Staff’s comment, additional disclosure beginning on page 187 of the Proxy Statement has been provided.

Securities and Exchange Commission
March 26, 2007

* * * * * * * * * * * * * * * * * *
           Please note that we have complied with each of the Staff’s comments, and we respectfully ask that the Staff work with us to achieve our goal of finalizing the Schedule 13E-3 and the Proxy Statement no later than the close of business on Thursday, March 29. We respectfully advise the Staff that our merger agreement provides that it can be terminated by either party if the merger is not completed by Monday, April 30. Furthermore, due to the complicated nature of the financing for the transaction, including the numerous parties that will need to wire funds on the day before the closing as well as on the day of the closing, we have been advised that it will be difficult to close the merger on a Monday or a Friday. Therefore, we are currently focusing on completing our transaction on Thursday, April 26, which would require that the stockholders’ meeting be held no later than Wednesday, April 25. In order to comply with Rule 13E-3, we believe our printing must commence no later than Friday, March 30, so that we can commence mailing no later than Monday, April 2. Therefore, in order to meet this deadline and avoid the potentially significant risk of going beyond the drop-dead date, we would need to receive the Staff’s clearance on the Schedule 13E-3 and the Proxy Statement no later than the close of business on Thursday, March 29.
           We intend to call the Staff later this morning to discuss the timetable and related matters. We are available to discuss these matters at any time and you can reach the undersigned at 212-403-1309, my colleague Jonathan Gordon at 212-403-1110 and the Company’s counsel, John Gherlein of Baker & Hostetler LLP, at 216-861-7398.

Very truly yours, David A. Katz

Enclosures

cc:	Joseph J. Kadow, OSI Restaurant Partners, Inc.
John M. Gherlein, Baker & Hostetler LLP
Jane Goldstein, Ropes & Gray LLP
Christopher Henry, Ropes & Gray LLP
Laura B. Mutterperl, Kirkland & Ellis LLP
Richard A. Susko, Cleary, Gottlieb, Steen & Hamilton LLP
Charles I. Weissman, Dechert LLP